UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEURALSTEM, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
64127R302

(CUSIP Number)

Karl Johe 20271 Goldenrod Lane, Germantown, Maryland 20876
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64127R302	13D	Page 2 of 4 pages

1	NAME OF REPORTING PERSON

Karl Johe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

		7	SOLE VOTING POWER
NUMBER
	OF		11,183,764
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		—
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		11,183,764
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH		—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,183,764(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7% (2)

14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 64127R302	13D	Page 3 of 4 pages

(1)	The shares of Common Stock beneficially owned by Dr. Johe and set forth in rows 7 and 9 include 143,247 shares of Common Stock underlying restricted stock units, 7,544,770 shares of Common Stock underlying options to purchase shares of Common Stock and 3,000,000 shares of Common Stock underlying warrants to purchase shares of Common Stock, in each case, that have vested as of the date hereof or will become vested within 60 days after such date.

(2)	The shares of Common stock beneficially owned by Dr. Johe and set forth in row 11 represents 12.7% of the outstanding shares of Common Stock of the issuer based on 87,926,264 shares of Common Stock issued and outstanding as of January 28, 2015.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Neuralstem, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 20271 Goldenrod Lane, Germantown, Maryland 20876.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Dr. Karl Johe, an individual, (the “Reporting Person”).

(b)	Dr. Johe’s business address is 20271 Goldenrod Lane, Germantown, Maryland 20876.
(c)	Dr. Johe is the Chief Scientific Officer of the issuer and serves as chairman of the board of directors of the issuer.
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Dr. Johe is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Dr. Johe’s ownership of 495,747 shares of Common Stock were received as follows: (i) Dr. Johe received 2,084,584 shares as a founder of which he gifted away, or sold pursuant to a divorce settlement 1,622,090 shares; and (ii) Dr. Johe received 33,253 shares pursuant to awards related to his employment on July 8, 2010.

Dr. Johe’s ownership of 143,247 shares of Common Stock underlying restricted stock units were received as follows: (i) Dr. Johe received 143,247 restricted stock units pursuant to an award related to his employment on November 12, 2010.

Dr. Johe’s ownership of 7,544,770 shares of Common Stock underlying options were received pursuant to awards related to his employment as follows: (i) Dr. Johe received 1,200,000 options on July 28, 2005 with a term of 10 years and an exercise price of $0.50 per share; (ii) Dr. Johe received 333,333 options on September 20, 2007 with a termination date of October 31, 2020 (extended from prior termination date of October 31, 2015 on June 26, 2014) and an exercise price of $3.01 per share; (iii) Dr. Johe received 2,100,000 options on January 1, 2008 with a term of 10 years and an exercise price of $3.66 per share; (iv) Dr. Johe received 272,909 options on November 11, 2010 with a term of 10 years and an exercise price of $2.21 per share; (v) Dr. Johe received 738,479 options on April 11, 2012 with a term of 10 years and an exercise price of $1.09 per share, of which 676,940 are vested within 60 days of the date of this Schedule 13D; (vi) Dr. Johe received 5,000,000 options on July 25, 2012 with a term of 10 years and an exercise price of $0.92 per share, of which 2,500,000 are vested within 60 days of the date of this Schedule 13D; (vii) Dr. Johe received 592,219 options on March 28, 2013 with a term of 10 years and an exercise price of $1.12 per share, of which 394,813 are vested within 60 days of the date of this Schedule 13D; and (viii) Dr. Johe received 200,324 options on January 28, 2014 with a term of 10 years and an exercise price of $3.22 per share, of which 66,775 of the options will be vested within 60 days of the date of this Schedule 13D..

Dr. Johe’s ownership of 3,000,000 shares of Common Stock underlying warrants were received pursuant to the acquisition of certain residual rights and the cancellation of a licensing agreement as follows: (i) Dr. Johe received 1,000,000 warrants on June 5, 2007 with an exercise price of $3.01 and a termination date of 10/31/2020 (extended from prior termination date 10/31/2015 on June 26, 2014); and (ii) Dr. Johe received 2,000,000 warrants on June 5, 2007 with an exercise price of $3.01 and an expiration date of October 21, 2021 (extended from prior termination date of October 21, 2016 on June 26, 2014).

Item 4. Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

CUSIP NO. 64127R302	13D	Page 4 of 4 pages

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, based on the number of shares outstanding as of January 28, 2015, Dr. Johe is the beneficial owner of 11,183,764 shares of Common Stock, representing approximately 12.7% of the issuer. Dr. Johe’s ownership consists of (i) 495,747 shares of Common Stock, (ii) 143,247 shares of Common Stock underlying restricted stock units, (iii) 7,544,770 shares of Common Stock underlying options that Dr. Johe has the right to acquire within 60 days of the date hereof; and (iv) 3,000,000 shares of Common Stock underlying warrants that Dr. Johe has the right to acquire within 60 days. The individual transactions resulting in such ownership is incorporated by reference to Item 3 above.

(b)	With respect to all of the Common Stock listed in Item 5(a) above, Dr. Johe has sole power to vote or to direct the vote with respect to such shares of Common Stock and the sole power to dispose or direct the disposition of such shares of Common Stock.

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among Dr. Johe and any other person or entities with respect to any securities of the issuer except for the following:

1)	Employment Agreement of Karl Johe dated January 1, 2007 and as amended on January 1, 2009 (“Employment Agreement”) provides for: i) restricted stock units and options to acquire shares of Common Stock, and (ii) in the event that Dr. Johe’s employment is terminated for any reason (or upon a voluntary resignation pursuant to a change of control and reassignment of duties), all stock options granted shall be accelerated and vest immediately upon such termination.

2)	Non-qualified Stock Option Agreement between issuer and Karl Johe dated 7/28/2005, fully vested, but subject to certain issuer tax withholding provisions.

3)	Form of 2007 Stock Plan and 2010 Equity Compensation Plan option grants, subject to certain vesting and continuing service provider requirements, as applicable

4)	Form of restricted Stock Unit Agreement, subject to certain vesting and continuing service provider requirements, as applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

4.01	Non-Qualified Stock Option Agreement between issuer and Karl Johe dated 7/28/2005 (incorporated by reference to Exhibit 4.5 of the issuer’s registration statement on Form SB-2 (file number 333-132923), filed on June 21, 2006)

4.02	Neuralstem 2010 Equity Compensation Plan (incorporated by reference to Exhibit 10.01 of the issuer’s current report on Form 8-K (file number 001-33672), filed on July 14, 2010)

4.03	Neuralstem 2007 Stock Plan (incorporated by reference to Exhibit 4.21 of the issuer’s quarterly report on Form 10-Q (filed number 333-132923), filed on August 14, 2007.

4.04	Form of employee and consultant option granted pursuant to issuer’s 2007 Stock Plan and 2010 Equity Compensation Plan (incorporated by reference to Exhibit 4.23 of the issuer’s annual report on Form 10-K(file number 001-33672), filed on March 21, 2010.

4.05	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 4.08 of the issuer’s registration statement on Form S-8 (file number 333-172563), filed on March 1, 2011.

10.1	Employment Agreement, dated as of January 1, 2007, between Karl Johe and the issuer, as amended on January 1, 2009 (incorporated by reference to Exhibit 10.04 of the Issuer’s annual report on Form 10-K (file number 001-33672), filed on March 31, 2009)

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2015	/s/ Karl Johe
Karl Johe